# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BILL Holdings, Inc., CIK 0001786352
CUSIP: 090043100
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 6220 AMERICA CENTER DR., SUITE 100, SAN JOSE, California (CA), 95002
Date of event which requires filing of this statement: 10/15/2025
Amends the filing with accession number 0000921895-25-002532
Filed by CIK 0001517137
Persons authorized to receive notices and communications: JEFFREY C. SMITH, STARBOARD VALUE LP, 777 Third Avenue, 18th Floor, New York, New York (NY), 10017, 212-845-7977; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Starboard Value LP (CIK 0001517137): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,639,900; shared voting power 0; sole dispositive power 8,639,900; shared dispositive power 0; aggregate amount beneficially owned 8,639,900 (8.6% of the class)
  Comment: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD (CIK 0001373638): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 4,597,782; shared voting power 0; sole dispositive power 4,597,782; shared dispositive power 0; aggregate amount beneficially owned 4,597,782 (4.6% of the class)
  Comment: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.
- STARBOARD VALUE & OPPORTUNITY S LLC (CIK 0001519812): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 681,182; shared voting power 0; sole dispositive power 681,182; shared dispositive power 0; aggregate amount beneficially owned 681,182 (0.7% of the class)
- Starboard Value & Opportunity Master Fund L LP (CIK 0001767736): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 239,363; shared voting power 0; sole dispositive power 239,363; shared dispositive power 0; aggregate amount beneficially owned 239,363 (0.2% of the class)
- Starboard Value L LP (CIK 0001767773): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 239,363; shared voting power 0; sole dispositive power 239,363; shared dispositive power 0; aggregate amount beneficially owned 239,363 (0.2% of the class)
- Starboard Value R GP LLC (CIK 0001575979): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 239,363; shared voting power 0; sole dispositive power 239,363; shared dispositive power 0; aggregate amount beneficially owned 239,363 (0.2% of the class)
- Starboard X Master Fund Ltd (CIK 0001833016): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 1,712,590; shared voting power 0; sole dispositive power 1,712,590; shared dispositive power 0; aggregate amount beneficially owned 1,712,590 (1.7% of the class)
- Starboard Value GP LLC (CIK 0001517138): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,639,900; shared voting power 0; sole dispositive power 8,639,900; shared dispositive power 0; aggregate amount beneficially owned 8,639,900 (8.6% of the class)
  Comment: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.
- Starboard Principal Co LP (CIK 0001517139): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,639,900; shared voting power 0; sole dispositive power 8,639,900; shared dispositive power 0; aggregate amount beneficially owned 8,639,900 (8.6% of the class)
  Comment: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.
- Starboard Principal Co GP LLC (CIK 0001517140): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,639,900; shared voting power 0; sole dispositive power 8,639,900; shared dispositive power 0; aggregate amount beneficially owned 8,639,900 (8.6% of the class)
  Comment: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.
- Smith Jeffrey C (CIK 0001362697): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 8,639,900; sole dispositive power 0; shared dispositive power 8,639,900; aggregate amount beneficially owned 8,639,900 (8.6% of the class)
  Comment: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.
- Feld Peter A (CIK 0001410600): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 8,639,900; sole dispositive power 0; shared dispositive power 8,639,900; aggregate amount beneficially owned 8,639,900 (8.6% of the class)
  Comment: Note to rows (7)(9)(11): Includes 1,614,152 shares of Common Stock underlying certain forward purchase contracts exercisable within 60 days hereof.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: BILL Holdings, Inc.
Address of issuer's principal executive offices: 6220 AMERICA CENTER DR., SUITE 100, SAN JOSE, California (CA), 95002
Comment: The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to add the following:

In connection with the entry into the Agreement, as defined and described in Item 4 below, Liat Ben-Zur, Nancy Disman, and Frank T. Young are no longer members of the Schedule 13(d) group and ceased to be Reporting Persons immediately upon the execution of the Agreement. The remaining Reporting Persons will continue filing statements on Schedule 13D as a group with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement defined and described in Item 6 below.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On October 15, 2025, Starboard Value LP and certain of its affiliates (collectively, "Starboard") entered into an agreement with the Issuer (the "Agreement") regarding the composition of the Issuer's Board of Directors (the "Board") and certain other matters. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed to (i) accept the resignation of Stephen Fisher as a Class II director of the Issuer, (ii) increase the size of the Board from twelve (12) to thirteen (13) directors and appoint each of Peter A. Feld and Lee Kirkpatrick as a Class II director of the Issuer with a term expiring at the Issuer's 2027 annual meeting of stockholders, (iii) nominate Beth Johnson and Natalie Derse, in addition to David Hornik and Katherine (Allie) Kline (current Class III directors of the Issuer), for election as Class III directors of the Issuer at the Issuer's 2025 annual meeting of stockholders (the "2025 Annual Meeting"), and (iv) appoint Mr. Feld to the Nominating and Corporate Governance Committee of the Board, Mr. Kirkpatrick to the Audit Committee of the Board, Ms. Johnson to the Compensation Committee of the Board and Ms. Derse to the Audit Committee of the Board immediately following his or her respective appointment or election to the Board. The Issuer also agreed, among other things, that during the Standstill Period (as defined below), the size of the Board shall not be increased to more than thirteen (13) directors without the prior written consent of Starboard.

The Agreement also provides that if Mr. Feld ceases to be a director at any time prior to the expiration of the Standstill Period, and at such time Starboard beneficially owns in the aggregate at least the lesser of 3% of the Issuer's then-outstanding Shares and 3,026,567 Shares (such lesser amount, the "Minimum Ownership Threshold"), Starboard shall have the right to recommend a replacement candidate for appointment to the Board. In addition, subject to Starboard's satisfaction of the Minimum Ownership Threshold, if Ms. Derse ceases to be a director at any time prior to the expiration of the Standstill Period, the Agreement provides that Starboard and the Issuer shall work in good faith to promptly mutually agree upon a replacement candidate for appointment to the Board.

Pursuant to the terms of the Agreement, Starboard agreed to, among other things, appear in person or by proxy at the 2025 Annual Meeting and vote all of the Shares beneficially owned by Starboard (i) in favor of all of the directors nominated by the Board for election, (ii) in favor of the ratification of the appointment of the Issuer's independent registered public accounting firm, (iii) in accordance with the Board's recommendation with respect to the Issuer's "say-on-pay" proposal, and (iv) in accordance with the Board's recommendation with respect to any other Issuer proposal or stockholder proposal presented at the 2025 Annual Meeting; provided, however, that in the event that Institutional Shareholder Services Inc. ("ISS") or Glass Lewis & Co., LLC ("Glass Lewis") recommends otherwise with respect to the Issuer's "say-on-pay" proposal or any other Issuer proposal or stockholder proposal presented at the 2025 Annual Meeting (other than proposals relating to the nomination, election, or removal of directors), then Starboard shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation. Starboard further agreed that it will vote all Shares beneficially owned by it in accordance with the Board's recommendations on any proposal relating to the appointment, election or removal of directors at any special meeting of the Issuer's stockholders held during the Standstill Period. Notwithstanding the foregoing, the Agreement provides that Starboard shall be permitted to vote in its sole discretion on any proposal of the Issuer submitted for the approval of the Issuer's stockholders in respect of certain extraordinary transactions.

Starboard also agreed to certain customary standstill provisions, effective as of the date of the Agreement through the earlier of (x) the date that is fifteen (15) business days prior to the deadline for the submission of stockholder nominations for the Issuer's 2026 annual meeting of stockholders (the "2026 Annual Meeting") or (y) the date that is one hundred (100) days prior to the first anniversary of the 2025 Annual Meeting (the "Standstill Period"), prohibiting it from, among other things, (i) soliciting proxies or consents with respect to securities of the Issuer, (ii) entering into a voting agreement or forming, joining, or participating in a "group" with other stockholders of the Issuer, other than certain affiliates of Starboard, (iii) seeking or submitting or encouraging any person to submit nominees in furtherance of a contested solicitation for the appointment, election, or removal of directors; provided, however, that Starboard may take actions to identify director candidates in connection with the 2026 Annual Meeting so long as such actions do not create a public disclosure obligation for Starboard or the Issuer, are not publicly disclosed by Starboard, and are undertaken on a basis reasonably designed to be confidential, (iv) submitting any proposal for consideration by stockholders of the Issuer at any annual or special meeting of stockholders or through any referendum of stockholders, soliciting a third party to make an acquisition proposal, commenting on any third-party acquisition proposal, or calling or seeking to call a special meeting of stockholders, (v) seeking, alone or in concert with others, representation on the Board other than as described in the Agreement, or (vi) advising, encouraging, supporting, or influencing any person with respect to the voting or disposition of the Shares.

The Issuer and Starboard also made certain customary representations, agreed to mutual non-disparagement provisions, and agreed to issue a mutually agreeable press release announcing certain terms of the Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The percentages used in this Schedule 13D are based upon 100,885,582 Shares outstanding as of October 15, 2025, which is the total number of Shares outstanding disclosed by the Issuer to Starboard in connection with the Agreement defined and described in Item 4 above.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On October 15, 2025, Starboard and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On October 16, 2025, the Reporting Persons entered into a Joint Filing Agreement in which such Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

99.1 - Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, and BILL Holdings, Inc., dated October 15, 2025.

99.2 - Joint Filing Agreement, by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated October 16, 2025.

## Signatures
- Starboard Value LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value GP LLC, its general partner (10/16/2025)
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager (10/16/2025)
- STARBOARD VALUE & OPPORTUNITY S LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its manager (10/16/2025)
- Starboard Value & Opportunity Master Fund L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value L LP, its general partner (10/16/2025)
- Starboard Value L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value R GP LLC, its general partner (10/16/2025)
- Starboard Value R GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (10/16/2025)
- Starboard X Master Fund Ltd: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager (10/16/2025)
- Starboard Value GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Principal Co LP, its member (10/16/2025)
- Starboard Principal Co LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Principal Co GP LLC, its general partner (10/16/2025)
- Starboard Principal Co GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (10/16/2025)
- Smith Jeffrey C: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Jeffrey C. Smith (10/16/2025)
- Feld Peter A: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Peter A. Feld (10/16/2025)